# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Real REMAX Group Inc., CIK 0002136387
CUSIP: 776105108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 701 Brickell Avenue, 17th Floor, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 08/24/2026
Filed by CIK 0001586489
Persons authorized to receive notices and communications: T. Kaye and J. D'Alessandro, Bryan Cave Leighton Paisner LLP, 1700 Lincoln Street, Suite 4100, Denver, Colorado (CO), 80203, 303-861-7000

## Reporting persons
- David L. Liniger (CIK 0001586489): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,592,781; shared voting power 0; sole dispositive power 5,592,781; shared dispositive power 0; aggregate amount beneficially owned 5,592,781 (15.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Real REMAX Group Inc.
Address of issuer's principal executive offices: 701 Brickell Avenue, 17th Floor, Miami, Florida (FL), 33131

## Item 2. Identity and Background
Name of person filing: David L. Liniger
Residence or business address: 5075 S. Syracuse Street, Denver, CO 80237
Present principal occupation or employment: Retired; former Chairman of the Board of RE/MAX Holdings, Inc.
Criminal convictions in the last five years: Not applicable
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 24, 2026, pursuant to the terms of the Agreement and Plan of Merger, dated as of April 26, 2026 (the "Merger Agreement"), by and among RE/MAX Holdings, Inc. ("RE/MAX"), The Real Brokerage Inc., Real REMAX Group Inc. (formerly known as Rome Wildlife, Inc.) ("Real"), Wildlife Acquisition I Corp. ("Merger Sub I"), Wildlife Acquisition II LLC ("Merger Sub II") and 1587802 B.C. Unlimited Liability Company, Merger Sub I merged with and into RE/MAX (the "First Merger"), with RE/MAX surviving the First Merger as a wholly owned subsidiary of the Issuer, and RE/MAX merged with and into Merger Sub II (the "Second Merger"), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Real.

Pursuant to the Merger Agreement, each share of Class A Common Stock of RE/MAX held by the Reporting Person immediately prior to the effective time of the First Merger was converted into the right to receive, without interest and at the Reporting Person's election, 0.5150 shares of Real's common stock.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired shares of the Issuer in connection with the transactions contemplated by the Merger Agreement. The Reporting Person may sell, transfer or otherwise dispose of shares of the Issuer in his sole discretion and at such times as he deems convenient. Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and/or (ii) change their position with respect to, or consider or propose one or more of the actions described in, subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of August 24, 2026, the Reporting Person beneficially owns 5,592,781 shares of the Issuer's common stock, representing 15.3% of the issued and outstanding shares of the Issuer's common stock, based on 36,563,000 shares of common stock outstanding as of August 24, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The Reporting Person acquired all of the shares of the Issuer's common stock beneficially owned by him on August 24, 2026, in connection with the consummation of the transactions contemplated by the Merger Agreement. The Reporting Person surrendered 10,859,772 shares of Series A common stock of RE/MAX in exchange for 5,592,781 shares of the Issuer's common stock.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Item 3 and Item 4 is incorporated by reference herein.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Arrangement Agreement and Plan of Merger, dated as of April 26, 2026, by and among Real REMAX Group Inc. (formerly known as Rome Wildlife, Inc.), The Real Brokerage Inc., RE/MAX Holdings, Inc., Wildlife Acquisition I Corp., Wildlife Acquisition II LLC and 1587802 B.C. Unlimited Liability Company (incorporated by reference to Exhibit 2.1 to The Real Brokerage's Current Report on Form 6-K, filed with the SEC on April 28, 2026)

## Signatures
- David L. Liniger: /s/ David L. Liniger, David L. Liniger (09/24/2026)